Exhibit 99.1

FOR IMMEDIATE RELEASE

NORTHEAST WIRELESS SELECTS DRAGONWAVE HIGH-CAPACITY
PACKET MICROWAVE BACKHAUL SOLUTION
FOR NEW 3G, 4G NETWORKS IN UNDER-SERVED MARKETS

Wholesale Provider First Deploying Horizon Compact and Horizon Quantum

In Greenfield Networks in Maine and Oregon

CTIA - Orlando, Florida, March 24, 2011 — Committed to “connecting the unconnected,” Northeast Wireless Networks has selected a high-capacity packet microwave backhaul solution from DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) to help it quickly and cost-effectively enable 3G and 4G services in under-served markets. Northeast Wireless’s first deployments of DragonWave’s Horizon Compact and Horizon Quantum will enable Greenfield network rollouts in rural Maine and Oregon.

“In many parts of the United States, mobile services remain poor—in part because the backhaul connections linking rural cell towers deployed legacy technologies that were not designed to support today’s advanced, broadband applications,” said Robert Parsloe, Chief Executive Officer of Northeast Wireless Networks. “The DragonWave solution effectively creates ‘fiber in the sky’, enabling us to offer our customers the most innovative, cost-efficient and secure broadband wireless services without incurring prohibitive operational and capital expenditures.”

Northeast Wireless Networks is a Maine-based, rural-focused, “shared-network” carrier, wholesaling cost-effective, wireless broadband services to major telecommunications carriers in markets throughout the United States that have been historically under-served. After an evaluation of multiple vendors’ solutions, Northeast Wireless selected the DragonWave Horizon solution for its pure-packet performance, unsurpassed scalability, proven reliability in challenging deployment environments and long-term investment protection to deliver carrier-grade wireless links between cell towers and its fiber-based backbone network.

“Our Horizon line of packet microwave solutions has been refined over the years to provide carriers a better backhaul network—one that is more reliable and scalable, that is IP-optimized and that results in minimal lifecycle costs,” said DragonWave President and CEO Peter Allen. “In networks throughout the world like those being deployed by Northeast Wireless, the Horizon Compact and Horizon Quantum are enabling a leap forward in the variety and quality of next-generation services that our carrier customers can bring to traditionally under-served markets.

DragonWave Horizon products operate in both licensed and unlicensed radio frequencies between 6 and 60GHz. An uncompromised product design delivers pure “packet” microwave performance with software-scalable, ultra-low latency transport of up to 4 Gbps per link. Extremely easy to deploy and manage, DragonWave products deliver carrier-grade (99.999%) interference-free performance in next-generation IP networks. Visit DragonWave at CTIA booth #1046.

About Northeast Wireless Networks

Northeast Wireless Networks, LLC (NEWN) is a ‘shared access network’ operator of 2G/3G and 4G wireless services in rural markets. Our clients are existing wireless telecommunications operators that are looking for cost effective, high-quality market coverage to carry their traffic in less populated areas, at service quality levels indistinguishable from their native on-net networks. NEWN’s strategy is to offer its services to multiple operators utilizing IP-based RAN that can accommodate more than one technology at each location. http://www.newirelessnetworks.com/

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-220-5272	Becky Obbema Interprose Public Relations (for DragonWave)Becky.Obbema@interprosepr.com Tel: (408) 778-2024

John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Robert J Parsloe CEO & President Northeast Wireless Networks, LLC rparsloe@newirelessnetworks.com Tel: (207)330-3501